Filed pursuant to Rule 424(b)(3)

Registration No. 333-252515

PROSPECTUS SUPPLEMENT NO. 34

(to Prospectus dated February 16, 2021)

Danimer Scientific, Inc.

Up to 32,435,961 Shares of Common Stock

Up to 16,279,253 Shares of Common Stock Issuable Upon Exercise of Warrants and Options

This prospectus supplement supplements the prospectus dated February 16, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252515). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on January 18, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 16,279,253 shares of our Class A common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 6,000,000 shares of Common Stock that are issuable upon the exercise of 6,000,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of Live Oak Acquisition Corp., our predecessor company (“Live Oak”), (ii) up to 10,000,000 shares of Common Stock that are issuable upon the exercise of 10,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of Live Oak and (iii) up to 279,253 shares of Common Stock issuable upon exercise of Non-Plan Legacy Danimer Options. We will receive the proceeds from any exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of (i) up to 32,435,961 shares of Common Stock (including up to 6,000,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 6,000,000 Private Warrants. We will not receive any proceeds from the sale of shares of Common Stock or the Private Warrants by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that the Selling Securityholders will offer or sell any of the shares. The Selling Securityholders may sell the shares of Common Stock covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

Our Common Stock is listed on The New York Stock Exchange under the symbol “DNMR”. On January 18, 2024, the closing price of our Common Stock was $0.71. Our Public Warrants were previously traded on The New York Stock Exchange under the symbol “DNMR WS”; however, the Public Warrants ceased trading on the New York Stock Exchange and were delisted following their redemption.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 18, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 17, 2024

DANIMER SCIENTIFIC, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39280	84-1924518
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

140 Industrial Boulevard
Bainbridge, Georgia		39817
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 229 243-7075

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	DNMR	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Election of Directors; Compensatory Arrangements of Certain Officers

On January 17, 2024, the Board of Directors (the “Board”) of Danimer Scientific, Inc. (the “Company”) approved an increase to the number of directors on the Board from nine (9) to eleven (11) and appointed each of Dr. David J. Moody and Richard N. Altice as members of the Board to fill the resulting vacancies. Dr. Moody’s appointment is effective as of January 17, 2024, and Mr. Altice’s appointment will become effective as of April 15, 2024. In connection with such appointments, the Company will enter into indemnification agreements with each of Dr. Moody and Mr. Altice in the standard form previously approved by the Board and filed with the Securities and Exchange Commission as Exhibit 10.2 to the Current Report on Form 8-K filed on January 5, 2021 (Commission File No. 001-39280). Each of Dr. Moody and Mr. Altice will participate in the Company’s Non-Employee Director Compensation Program, as described in the Company’s most recent proxy statement filed with the SEC on April 17, 2023, as subsequently updated to replace stock option awards with restricted stock unit awards. Each of Dr. Moody and Mr. Altice will receive a pro rata restricted stock unit award for the portion of service between the effective date of his appointment and June 1, 2024, the anniversary of the Company’s 2023 annual meeting of shareholders.

Neither Dr. Moody nor Mr. Altice is a party to any transactions listed in Item 404(a) of Regulation S-K.

As of the date hereof, the Board has not determined which, if any, committees of the Board to which Dr. Moody and Mr. Altice may be appointed.

Dr. David J. Moody, 61, has over thirty years’ experience managing chemical and polymer related businesses in various leadership roles. Dr. Moody currently is a member of the Board of Directors of Jadex Inc., a U.S.-based manufacturing and material science company utilizing innovation and technology to develop sustainable products that serve the medical, industrial and consumer markets. Dr. Moody previously served as Chief Executive Officer of Jadex from March 2021 through July 2023, and before that served in various roles of increasing responsibility at Milliken & Company, a global manufacturer of textile, chemical, floor covering, and healthcare products, including in the roles of Executive Vice President and Division President, Chemicals and President, Milliken Research Corporation. Dr. Moody earned his Bachelor of Science in Chemistry at Wofford College and his Ph.D. in Chemistry at the Georgia Institute of Technology.

Richard Altice, 59, has over thirty years of sales, marketing, operational and management experience in the specialty chemicals and biopolymer industries. Mr. Altice most recently retired from NatureWorks, a developer and manufacturer of biopolymers (polylactic acid), where he served as President and CEO for five years. Prior to NatureWorks, Mr. Altice was the Senior Vice President and President of PolyOne’s Designed Structures and Solutions, a polymer and plastics converting and food packaging business, formerly known as Spartech. Additionally, Mr. Altice was Vice President of Hexion’s Global Specialty Epoxy resin business and was formerly the President of Solutia’s Technical Specialties division, responsible for the global rubber chemicals and specialty fluids businesses. Mr. Altice graduated from the Missouri University of Science and Technology with a Bachelor of Science in Chemical Engineering.

The Board also reaffirmed its previous approval of the Company entering into its standard form of indemnification agreement with Michael A. Hajost, the Company’s Chief Financial Officer, in the standard form previously approved by the Board and filed with the Securities and Exchange Commission as described above.

Item 9.01 Financial Statements and Exhibits.

d) Exhibits.

Exhibit No.	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Danimer Scientific, Inc

Date:	January 18, 2024	By:	/s/ Stephen A. Martin
Stephen A. Martin Chief Legal Officer and Corporate Secretary